Datameg Corporation

2150 South 1300 East, Suite 500 * Salt Lake City, Utah 84106

Tel. 866.739.3945 * Fax. 866.739.3945

VIA EDGAR ONLY

May 18, 2009

Ms. Celeste Murphy

Legal Branch Chief

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

Re: Datameg Corporation

Preliminary Proxy Statement on Schedule 14A

Filed April 27, 2009

File No. 333-128060

Dear Ms. Murphy:

By fax transmittal from your office on this date, you advised that you had no further comments at this time to our preliminary proxy statement. Subsequently, our intermediary, Broadridge, Inc. suggested proxy card language slightly different from that approved by you and which we attach as Exhibit A1 hereto. Please advise if you approve of the Exhibit A1 language and we shall then use it in our definitive proxy statement.

In connection with responding to your comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/

James Murphy, Chairman & CEO

Datameg Corporation

enc:as

EXHIBIT A1

PROXY CARD

WRITTEN CONSENT OF SHAREHOLDERS OF DATAMEG CORPORATION APPROVING (1) SALE OF AMERICAN MARKETING & SALES, INC., (2) REVERSE STOCK SPLIT, AND (3) COMPANY NAME CHANGE.

The undersigned shareholder(s) of Datameg Corporation (the "Company") hereby:

For [__] Against [__] Abstain [__] To sell Datameg Corporation’s wholly owned subsidiary American Marketing & Sales, a Massachusetts corporation to Blue Earth Solutions, Inc., a Nevada corporation trading on the OTCBB under the symbol BESN, pursuant to the Stock Purchase Agreement attached hereto as Exhibit 1.

For [__] Against [__] Abstain [__] To amend Section FOURTH to our Certificate of Incorporation to effect a 1-for-100 Reverse Stock Split whereby every 100 shares of our common stock outstanding or in treasury will be combined and reduced into one share of common.

For [__] Against [__] Abstain [__] To amend Section FIRST of our Certificate of Incorporation to change the name of the Company to Natural Blue Resources, Inc. The shareholder consent will lapse if the Board does not file an amendment of the Certificate of Incorporation within 90 days of the shareholders consent to this proposal.

By signing this written consent, a shareholder of the Company shall be deemed to have voted all shares of the Company's common stock which he or she is entitled to vote in accordance with the specifications made above, with respect to (1) the sale of American Marketing (2) the amendment of our Certificate of Incorporation to effect a 1-for-100 Reverse Stock Split whereby every 100 shares of our common stock outstanding or in treasury will be combined and reduced into one share of common and (3) the amendment of our Certificate of Incorporation to change the name of the Company to Natural Blue Resources, Inc.

IF A SHAREHOLDER SIGNS AND RETURNS THIS WRITTEN CONSENT, BUT DOES NOT INDICATE THEREON THE MANNER IN WHICH HE OR SHE WISHES HIS OR HER SHARES TO BE VOTED WITH RESPECT TO THE PROPOSAL DESCRIBED ABOVE, THEN SUCH SHAREHOLDER WILL BE DEEMED TO HAVE GIVEN HIS OR HER AFFIRMATIVE WRITTEN CONSENT IN FAVOR OF APPROVAL OF (1) THE SALE OF AMERICAN MARKETING (2) THE AMENDMENT OF OUR CERTIFICATE OF INCORPORATION TO EFFECT A 1-FOR-100 REVERSE STOCK SPLIT WHEREBY EVERY 100 SHARES OF OUR COMMON STOCK OUTSTANDING OR IN TREASURY WILL BE COMBINED AND REDUCED INTO ONE SHARE OF COMMON AND (3) THE AMENDMENT OF OUR CERTIFICATE OF INCORPORATION TO CHANGE THE NAME OF THE COMPANY TO NATURAL BLUE RESOURCES, INC. THIS WRITTEN CONSENT MAY BE REVOKED AT ANY TIME PRIOR TO JUNE 18, 2009 BY FILING A WRITTEN INSTRUMENT REVOKING THE CONSENT WITH THE COMPANY'S SECRETARY.

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS THAT YOU GIVE YOUR AFFIRMATIVE WRITTEN CONSENT IN FAVOR OF APPROVAL OF (1) THE SALE OF AMERICAN MARKETING (2) THE AMENDMENT OF OUR CERTIFICATE OF INCORPORATION TO EFFECT A 1-FOR-100 REVERSE STOCK SPLIT WHEREBY EVERY 100 SHARES OF OUR COMMON STOCK OUTSTANDING OR IN TREASURY WILL BE COMBINED AND REDUCED INTO ONE SHARE OF COMMON AND (3) THE AMENDMENT OF OUR CERTIFICATE OF INCORPORATION TO CHANGE THE NAME OF THE COMPANY TO NATURAL BLUE RESOURCES, INC.

___________________________________________

(Number of Shares)

Date:______________________________________

___________________________________________

(Please Print Name)

___________________________________________

(Signature of Shareholder)

___________________________________________

(Please Print Name)

___________________________________________

(Signature of Shareholder)

(Please date this written consent and sign

your name as it appears on your stock

certificate. Executors, administrators,

trustees, etc., should give their full

titles. All joint owners should sign.)

PLEASE COMPLETE AND RETURN TO THE COMPANY

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BY JUNE 18, 2009